United States
                       Securities and Exchange Commission
                              Washington, D.C. 20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)


                           Preferred Income Fund, Inc.
                                (Name of Issuer)


                                   Common Stock
                         (Title of Class of Securities)


                                    74037G-10-6
                                   (CUSIP Number)



                              The Commerce Group, Inc.
                                  211 Main Street
                                 Webster, MA 01570
                                  (508) 943-9000
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  May 5, 2003
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box:   [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















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CUSIP No.: 74037G-10-6                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 3
                                            May 8, 2003




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         The Commerce Group Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER                             2,644,000
         SHARED VOTING POWER                                 0
         SOLE DISPOSITIVE POWER                        2,644,000
         SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,644,000

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           26.2%

14.      TYPE OF REPORTING PERSON
     [HC]














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CUSIP No.: 74037G-10-6                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 3
                                            MAY 8, 2003




ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of beneficial interest (the "Shares"), of Preferred Income Fund, Inc. (the "Fund"), a Maryland business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at c/o Flaherty & Crumrine, Inc. 301 E. Colorado Blvd., Ste 720, Pasadena, California, 91101.


ITEM 2.  IDENTITY AND BACKGROUND

(a) - (f) This Schedule 13D is being filed by The Commerce Group Inc. (the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. No material changes have taken place with respect to director or officer information of the reporting person.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This item is not applicable. This Schedule 13D reports sales of shares rather than purchases.


ITEM 4.  PURPOSE OF TRANSACTION

     No material change has taken place since the previous filing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) The Fund's reports with the Securities and Exchange Commission report that 10,081,681 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 26.2% of the Fund's outstanding Shares.

     (b) The Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 2,644,000 Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 26.2% of the outstanding Shares.

                                              Shares              Cost

  The Commerce Insurance Company             2,468,000        $37,109,693
  American Commerce Insurance Company          156,000          2,145,828
  Commerce West Insurance Company               20,000            279,231

                    Totals                   2,644,000        $39,534,752






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CUSIP No.: 74037G-10-6                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 3
                                            May 8, 2003


     (c) During the period from February 14, 2003 through May 5, 2003 the Reporting Person has effected the following sales in the shares of Common Stock, all of which were made on the New York Stock Exchange (see attached Annex B). All transactions prior to February 14, 2003 were reported on previous Schedule 13D filings.


     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.


     (e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.



ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Annex A   Item 5(c) Information
























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CUSIP No.: 74037G-10-6                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 3
                                            MAY 8, 2003




                                            SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 8, 2003                                 THE COMMERCE GROUP INC.








                                     /s/ Gerald Fels

                                     Gerald Fels
                                     Executive Vice President &
                                     Chief Financial Officer































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                                                   ANNEX  A
                                            Item 5 (c) - Information


SALES from  02/14/03 - 05/05/03
PFD        74037G-10-6            PREFERRED INCOME FUND

COMMERCE INSURANCE COMPANY

  TRADE        SETTLEMENT         SHARES           SALE PRICE
  DATE            DATE             SOLD             PER SHARE            CONSIDERATION
04/17/03        04/23/03          7,100             $16.5496            $  117,212.66
04/17/03        04/23/03          1,500              16.6500                24,913.83
04/21/03        04/24/03          2,500              16.4700                41,073.07
04/28/03        05/01/03         11,600              16.4079               189,858.73
04/30/03        05/05/03          3,900              16.2615                63,260.88
05/01/03        05/06/03         40,500              15.9179               643,024.78
05/05/03        05/08/03         23,700              16.0103               378,478.35

COMMERCE INSURANCE TOTALS:       90,800                                 $1,457,822.30


AMERICAN COMMERCE INSURANCE CO

02/14/03        02/20/03            900              16.7000            $   14,993.54
02/18/03        02/21/03          5,900              16.7000                98,291.03
04/22/03        04/25/03          5,100              16.4806                83,843.12
04/29/03        05/02/03            100              16.5500            $    1,650.93

AMERICAN COMMERCE TOTALS:        12,000                                 $  198,779.62


TOTAL SALES:                    102,800                                 $1,656,600.92

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